Exhibit 3.1

AMENDMENT TO SECTION 2.01

OF THE

AMENDED AND RESTATED BY-LAWS

OF

COUPON EXPRESS, INC.

Unless a larger number is required by the laws of the State of Nevada or the Articles of Incorporation or until changed in the manner provided herein, the Board of Directors of the corporation shall consist of at least two (2) and not more than five (5) individuals.  Directors shall be elected at the annual meeting of the stockholders of the corporation and shall hold office until the next annual meeting or until his, her or their successors are elected and qualify. A director need not be a stockholder of the corporation.